

August 9, 2011

Via E-mail
Mr. Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings, S.A.
37 Val St André
L-1128 Luxembourg, Grand Duchy of Luxembourg

> **Re: Flagstone Reinsurance Holdings, S.A.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on March 2, 2011**
> **File No. 001-33364**

Dear Mr. Boisvert:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Share Based Compensation, page 104

1. You disclose that your reporting currency is the U.S. dollar and that your subsidiaries have one of the following functional currencies: U.S. dollar, Euro, Swiss franc, Indian rupee, British pound sterling, Canadian dollar or South African rand. You also disclose on page 5 that you have employees in Luxembourg, Bermuda, Switzerland, India, the U.K., Canada, Puerto Rico, Dubai, Cayman Islands and South Africa with most of your senior management located in Luxembourg, Switzerland, Bermuda and London. On your website you indicate that your shares are traded on the New York Stock Exchange and the Bermuda Stock Exchange. Please tell us whether you grant share-based awards to employees outside Bermuda or the US. If so, please tell us whether the exercise prices are denominated in currencies other than the functional currency of the foreign operation

for which the employee provides services or the payroll currency of the employee and, if so, whether you account for these awards as liabilities under ASC 718-10-25-14.

7. Investments, page 110

2. Your investments in other foreign governments represent 18% of your total investments and increased from $114.4 million at December 31, 2009 to $285.9 million at December 31, 2010. Please disclose the amortized cost and fair value of your investments in sovereign debt and financial institutions in Portugal, Italy, Ireland, Greece and Spain. Please also disclose the aggregate cost and fair value of your investments in the Euro Zone. Please refer to ASC 825-10-50-20 and 825-10-50-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant